Email Subject Line: Our WeFunder is LIVE! Reserve Your Spot
Preview Text: Your exclusive invite inside
EMAIL BODY COPY
Hero Image: *please create a gif of shots from the pitch video*
Hero Text:
As a key part of Loca Tam's success, I'm excited to offer you the opportunity to be one of the first group of investors. Of course, whether you invest or not, you helped me get here - so thank you.

Did you know that in 2020, businesses founded by Black or Latino women accounted for less than 1% of venture capital funding? An investment in Loca Tam would not only help us continue to break barriers, but also help close the vast racial & wealth gap.

To invest (or learn more), I'd love it if you visit our pitch page: [WEFUNDER LINK].

Of course, there are other ways to help (all free, easy & quick):

Share on social media. Facebook and LinkedIn are great resources - a simple link share + brief message works.

Follow our raise. Watch our progress by clicking the "Remind Me" button near the top right of my Wefunder page (this subscribes you to email updates + boosts our Wefunder site).

Share this with 1 or 2 people. Know someone who might be interested in investing? Please pass along the message - every connection helps.

Attend my "Ask Me Anything" session. Join me virtually to learn more about your investment in Loca Tam, ask questions about the raise, and/or provide general feedback. Please RSVP here: [INVITE LINK].

Again, thank you for being a part of Loca Tam's journey. What began as a passion project to elevate women's lives has quickly grown into an innovative brand, and for that I owe you my eternal gratitude.

Looking forward to the future,
Tamara Watkins, Founder

P.S If you'd like to invest, click HERE.

Email Subject Line: Our WeFunder is LIVE! Reserve Your Spot
Preview Text: Your exclusive invite inside
EMAIL BODY COPY
Hero Image: *please create a gif of shots from the pitch video*
Hero Text:
As a key part of Loca Tam's success, I'm excited to offer you the opportunity to be one of the first group of investors. Of course, whether you invest or not, you helped me get here - so thank you.

Did you know that in 2020, businesses founded by Black or Latino women accounted for less than 1% of venture capital funding? An investment in Loca Tam would not only help us continue to break barriers, but also help close the vast racial & wealth gap.

To invest (or learn more), I'd love it if you visit our pitch page: [WEFUNDER LINK].

Of course, there are other ways to help (all free, easy & quick):

Share on social media. Facebook and LinkedIn are great resources - a simple link share + brief message works.

Follow our raise. Watch our progress by clicking the "Remind Me" button near the top right of my Wefunder page (this subscribes you to email updates + boosts our Wefunder site).

Share this with 1 or 2 people. Know someone who might be interested in investing? Please pass along the message - every connection helps.

Attend my "Ask Me Anything" session. Join me virtually to learn more about your investment in Loca Tam, ask questions about the raise, and/or provide general feedback. Please RSVP here: [INVITE LINK].

Again, thank you for being a part of Loca Tam's journey. What began as a passion project to elevate women's lives has quickly grown into an innovative brand, and for that I owe you my eternal gratitude.

Looking forward to the future,
Tamara Watkins, Founder

P.S If you'd like to invest, click HERE.

Email Subject Line: Our WeFunder is LIVE! Reserve Your Spot
Preview Text: Your exclusive invite inside
EMAIL BODY COPY
Hero Image: *please create a gif of shots from the pitch video*
Hero Text:
As a key part of Loca Tam's success, I'm excited to offer you the opportunity to be one of the first group of investors. Of course, whether you invest or not, you helped me get here - so thank you.

Did you know that in 2020, businesses founded by Black or Latino women accounted for less than 1% of venture capital funding? An investment in Loca Tam would not only help us continue to break barriers, but also help close the vast racial & wealth gap.

To invest (or learn more), I'd love it if you visit our pitch page: [WEFUNDER LINK].

Of course, there are other ways to help (all free, easy & quick):

Share on social media. Facebook and LinkedIn are great resources - a simple link share + brief message works.

Follow our raise. Watch our progress by clicking the "Remind Me" button near the top right of my Wefunder page (this subscribes you to email updates + boosts our Wefunder site).

Share this with 1 or 2 people. Know someone who might be interested in investing? Please pass along the message - every connection helps.

Attend my "Ask Me Anything" session. Join me virtually to learn more about your investment in Loca Tam, ask questions about the raise, and/or provide general feedback. Please RSVP here: [INVITE LINK].

Again, thank you for being a part of Loca Tam's journey. What began as a passion project to elevate women's lives has quickly grown into an innovative brand, and for that I owe you my eternal gratitude.

Looking forward to the future,
Tamara Watkins, Founder

P.S If you'd like to invest, click HERE.

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